SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 22, 2003

Instrumentarium Corporation
(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

Enclosure:	INSTRUMENTARIUM INTERIM REPORT FOR JANUARY—SEPTEMBER 2003

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 22, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: October 22, 2003	By:	/s/ Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 1(12)

INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY—SEPTEMBER 2003

Instrumentarium’s profit increased for the
January—September period. General Electric’s tender offer
for the shares and options in Instrumentarium was closed on
October 9, 2003.

•	Net sales EUR 729.8 million (for 2002 period: EUR 772.0 million)

•	Operating profit before non-recurring items and amortization of goodwill EUR 95.0 million (EUR 84.7 million)

•	Income before extraordinary items EUR 77.9 million (EUR 69.6 million)

•	Earnings per share EUR 1.03 (EUR 0.94)

Result of General Electric’s tender offer for Instrumentarium

The minimum condition concerning the acceptance level required for General Electric’s tender offer for all shares and options of Instrumentarium Corporation was met during the offer period which closed September 30, 2003. Holders representing approximately 95.7% of the outstanding shares and votes in Instrumentarium, excluding Instrumentarium’s own shares, tendered their shares. The options tendered represented approximately 98.2% of the total outstanding options in Instrumentarium. Following the fulfillment of the minimum condition, the acquisition of all tendered shares and options in Instrumentarium was executed on October 9, 2003. General Electric has announced that, related to Instrumentarium’s shares, it will make a mandatory redemption offer in accordance with the Finnish Securities Market Act, including the redemption offer required under the Articles of Association of Instrumentarium. General Electric has also initiated compulsory acquisition proceedings in accordance with the Finnish Companies Act to redeem the shares held by other shareholders.

Group net sales and profit

Instrumentarium’s net sales for January—September period were EUR 729.8 million (EUR 772.0 million) which is 5% less than for the same period in the previous year. Net sales in the Anesthesia and Critical Care segment grew 10% primarily due to the Spacelabs Medical acquisition as well as the significant project sales by Medko Medical. Overall, net sales in the Medical Equipment segment were slightly lower than for the corresponding period in the previous year. Net sales of diagnostic imaging equipment were lower than in the previous year, but net sales of infant care products increased. The divestment of operations in the previous year had an effect on the reduction in Group net sales. Additionally, the strengthening of the euro relative to the U.S. dollar, by an average of about 20% for the comparable periods, also had the effect of reducing reported sales.

Operating profit before non-recurring items and amortization of goodwill was EUR 95.0 million (EUR 84.7 million). Operating profit increased in the Anesthesia and Critical Care segment. However, in the Medical Equipment segment operating profit decreased. The positive impact of the businesses divested in 2002 in the figures for the comparable period slowed down the growth of the group operating profit. Other operating income was a net EUR 10.5 million (EUR 5.4 million) and was mainly related to gains on sale of fixed assets, as well as rental income.

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Income before extraordinary items was EUR 77.9 million (EUR 69.6 million). Non-recurring expenses were EUR 5.9 million (EUR 2.5 million), and comprised restructuring and integration costs related to Spacelabs Medical acquisition. Net financial items were positive at EUR 1.7 million (EUR 0.4 million) due to the positive results of foreign exchange rate hedging.

Income after extraordinary items was EUR 65.1 million (EUR 67.5 million). Extraordinary expenses, net of taxes, were EUR 12.7 million (EUR 2.1 million), and incurred from costs related to the combination agreement between Instrumentarium and GE. Earnings per share were EUR 1.03 (EUR 0.94).

Development by business segment

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment increased 10% and totaled EUR 587.3 million (EUR 533.5 million). The growth was due to the Spacelabs Medical acquisition as well as significant project deliveries by Medko Medical during the first half of the year. Medko Medical accounted for over one third of the growth in net sales of the segment.

By product area, highest growth in net sales was in patient monitors, due to the Spacelabs Medical acquisition. Net sales of service as well as supplies and accessories also grew. Net sales of both integrated anesthesia workstations and stand-alone anesthesia machines were lower than in the previous year, although sales increased when calculated with comparable foreign exchange rates.

By market area, net sales increased in North America and Europe. In the Asia-Pacific region, however, net sales were lower than in the previous year. In the United States there was clear growth in sales in local currency by all sales channels: anesthesia, critical care, service and accessories. In critical care, and to some extent also in service and accessory sales, growth was due to the acquisition last year. In Europe, sales growth was largely due to increased sales of both Datex-Ohmeda and Spacelabs Medical patient monitoring products. For the Anesthesia and Critical Care segment, North America accounted for 48% of sales, Europe for 33%, the Asia-Pacific region for 11% and the rest of the world for 8%.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 86.8 million (EUR 70.8 million). The improvement in operating profit was primarily due to the increase in sales as well as relatively slower growth in indirect expenses compared to the growth in sales. Efforts to develop Deio, which offers clinical information management solutions for operating rooms and critical care areas, negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 4.7 million (EUR 6.5 million).

Medical Equipment

Net sales in the Medical Equipment segment were EUR 142.3 million (EUR 144.7 million), a decrease of 2% compared to the previous year. The increase in net sales at Ohmeda Medical, offering

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 3(12)

infant care and suction and oxygen therapy products did not fully compensate for the decline in the net sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex.

The combined net sales of Instrumentarium Imaging and Soredex were EUR 81.9 million (EUR 94.4 million), which is 13% less than in the previous year. Sales of dental imaging equipment increased but sales of surgical imaging equipment and, in particular, mammography equipment, were lower than in the previous year. The combined profitability of the diagnostic imaging units decreased overall compared to the previous year and showed a loss. The strengthening of the euro versus the U.S. dollar as well as a weaker market situation clearly impacted the diagnostic imaging business negatively.

Ohmeda Medical’s net sales grew 20% to EUR 60.4 million (EUR 50.4 million). The growth in net sales was mainly due to an increase in sales of infant care products and, in particular, due to the success in sales of the Giraffe Incubator and Giraffe OmniBed. Sales volumes of suction and oxygen therapy products also increased somewhat. Operating profit at Ohmeda Medical grew strongly as a result of the increase in sales.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 8.6 million (EUR 9.5 million).

Financing

Net financial items were positive at EUR 1.7 million (EUR 0.4 million) due to a positive result of foreign exchange rate hedging. Interest-bearing net debt totaled EUR 187.6 million (EUR 232.3 million) at the end of the reporting period. Interest-bearing net debt increased by EUR 84.5 million from the beginning of the year. The increase in debt financed the payment of EUR 226.9 million in dividends. Cash generated from operations in the January—September period was EUR 142.3 million (EUR 115.0 million). During the reporting period, working capital was reduced by EUR 55.5 million, primarily through reduction in accounts receivable. Equity ratio was 50% and gearing 41%.

Capital expenditure and R&D efforts

Research and development efforts were further increased in anesthesia and critical care as well as in diagnostic imaging. The increased costs in anesthesia and critical care were also due to the Spacelabs Medical acquisition. The Group’s R&D expenses were EUR 63.8 million (EUR 58.6 million). As shares of sales, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 12% for diagnostic imaging and 5% for infant care and suction and oxygen therapy products.

The Group’s capital expenditure for the period was EUR 11.3 million (EUR 188.0 million). EUR 8.4 million (EUR 16.2 million) was invested in machinery and equipment, EUR 0.6 million (EUR 4.0 million) in buildings and land and EUR 2.3 million (EUR 167.7 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 29.1 million (EUR 32.0 million).

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Own shares

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

Authorizations from the Annual General Meeting

The Board of Directors of Instrumentarium Corporation does not have authorizations to decide on the purchase or transfer of the Company’s own shares, or authorization to increase share capital.

Events after the reporting period

The Board of Directors of Instrumentarium Corporation decided in its meeting on October 14, 2003 to convene an Extraordinary Shareholders’ meeting on November 4, 2003 to consider matters related to amendments to the Articles of Association as well as the composition of the Board of Directors. The Board also resolved to apply for the immediate delisting from the Nasdaq of the ADRs evidencing Instrumentarium shares and to terminate the ADR program.

Prospects to the year-end

General Electric’s tender offer for all the shares and options of Instrumentarium expired September 30, 2003. Following the fulfillment of the minimum condition of the offer, the transaction was executed on October 9, 2003. Related to the transaction, GE has agreed to divest the Spacelabs Medical and Ziehm businesses. As a consequence of the transaction, Instrumentarium Corporation is now a subsidiary of GE Finland. Overall, the prospects to the year-end for the Instrumentarium Group are stable.

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 5(12)

INCOME STATEMENT	7-9/	7-9/**	1-9/	1-9/**	Change	1-12/
EUR million	2003	2002	2003	2002	%	2002

Net Sales	238.2	282.4	729.8	772.0	-5	1,126.7
Cost of goods sold	-118.0	-136.5	-363.5	-367.4	-1	-541.9

Gross Profit	120.2	146.0	366.3	404.6	-9	584.8

Selling and marketing expenses	-49.1	-68.0	-148.5	-191.3	-22	-257.0
Research and development expenses	-22.2	-22.1	-63.8	-58.6	+9	-83.4
General and administrative expenses	-22.7	-26.7	-69.6	-75.4	-8	-106.6
Other operating income and expenses, net	6.7	1.1	10.5	5.4	+94	9.3

Operating profit before non-recurring items and amortization of goodwill	33.0	30.4	95.0	84.7	+12	147.1

Non-recurring operating income and expenses, net	0.1	-5.7	-5.9	-2.5	+135	-3.3
Amortization of goodwill	-4.2	-4.6	-12.9	-13.0	-1	-17.4

Operating profit	28.8	20.0	76.1	69.2	+10	126.5

Financing income and expenses, net	-0.4	-1.6	1.7	0.4	+333	1.7

Income before extraordinary items	28.5	18.5	77.9	69.6	+12	128.1

Extraordinary income and expenses, net	-2.8	-2.1	-12.7	-2.1	+492	69.2

Income after extraordinary items	25.6	16.3	65.1	67.5	-3	197.3

Income taxes *	-11.0	-6.6	-28.7	-24.7	+16	-41.7
Minority interest	0.2	0.0	0.7	0.0		0.1

Net income	14.9	9.8	37.2	42.7	-13	155.8

*	Taxes are estimated based on the profit for the period.

**	Certain prior year balances have been reclassified to conform to the current year presentation

The figures in this interim report are unaudited.

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 6(12)

DEVELOPMENT BY BUSINESS
SEGMENT	7-9/	7-9/**	1-9/	1-9/**	Change	1-12/**
EUR million	2003	2002	2003	2002	%	2002

Net sales
Anesthesia and Critical Care	189.2	197.7	587.3	533.5	+10	809.2
Medical Equipment	48.8	49.3	142.3	144.7	-2	203.9
Other *	0.2	35.4	0.3	93.7	-100	113.5

	238.2	282.4	729.8	772.0	-5	1,126.7

Operating profit
Anesthesia and Critical Care	28.1	26.0	86.8	70.8	+23	131.6
Medical Equipment	2.5	5.0	8.6	9.5	-9	12.8
Other *	2.3	-0.6	-0.5	4.5		2.8

	33.0	30.4	95.0	84.7	+12	147.1

Non-recurring items	0.1	-5.7	-5.9	-2.5	+135	-3.3
Amortization of goodwill	-4.2	-4.6	-12.9	-13.0	-1	-17.4

Operating profit	28.8	20.0	76.1	69.2	+10	126.5

*	Group administration and divested operations

**	Certain prior year balances have been reclassified to conform to the current year presentation

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 7(12)

BALANCE SHEET	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR million	2003	2002	%	2002

ASSETS
NON-CURRENT ASSETS
Intangible assets
Intangible rights	13.6	14.5	-6	15.5
Goodwill	243.1	279.0	-13	278.7
Other capitalized expenditures	4.4	6.3	-31	4.5

	261.0	299.8	-13	298.8

Tangible assets
Land and water areas	5.1	5.2	-0	5.1
Buildings	48.2	57.3	-16	56.4
Machinery and equipment	34.1	53.3	-36	42.3
Advance payments and assets under
construction	2.9	3.0	-4	2.8

	90.4	118.8	-24	106.7

Investments
Shares and holdings in associated companies	0.1	0.2	-66	0.2
Other shares and holdings	15.8	20.7	-24	16.0
Receivables from associated companies	0.1	0.1	+74	0.1
Loans receivable	18.3	19.1	-4	17.9
Treasury shares	4.1	4.1		4.1

	38.3	44.0	-13	38.2

CURRENT ASSETS

Inventories	171.4	226.8	-24	186.7

Deferred tax asset	59.6	44.2	+35	41.0

Receivables
Accounts receivable	235.5	272.3	-14	312.8
Loans receivable	0.4	0.4	-13	1.2
Other receivables	10.6	13.0	-18	23.5
Prepaid expenses and accrued income	29.7	24.4	+21	41.9

	276.1	310.2	-11	379.4

Cash and cash equivalents	28.0	29.1	-4	56.3

TOTAL ASSETS	924.9	1,072.9	-14	1,107.1

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 8(12)

BALANCE SHEET	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR million	2003	2002	%	2002

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital	97.1	96.4	+1	97.1
Share premium account	65.7	60.6	+8	65.5
Reserve for treasury shares	4.1	4.1		4.1
Other reserves	3.7	5.0	-27	3.6
Retained earnings	249.8	325.8	-23	325.5
Net income for the period	37.2	42.7	-13	155.8

Total shareholders’ equity	457.6	534.7	-14	651.5

Minority interest	0.7	0.3	+143	1.6

Provisions	3.8	14.2	-73	9.7

LIABILITIES

Deferred tax liabilities	31.9	15.3	+108	14.0

Long-term liabilities
Loans from financial institutions	149.4	156.8	-5	31.0
Other long-term liabilities	9.2	9.9	-7	9.4

	158.6	166.7	-5	40.3

Short-term liabilities
Loans from financial institutions	54.0	102.9	-48	126.9
Advance payments	7.5	10.1	-26	8.3
Accounts payable	39.4	59.3	-34	60.0
Other short-term liabilities	29.1	20.8	+40	18.2
Accrued liabilities	142.4	148.5	-4	176.7

	272.4	341.6	-20	390.0

Total liabilities	462.8	523.7	-12	444.4

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	924.9	1,072.9	-14	1,107.1

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 9(12)

CASH FLOW STATEMENT	7-9/	7-9/	1-9/	1-9/	Change	1-12/
EUR million	2003	2002	2003	2002	%	2002

Cash flow from operating activities
Net income	14.9	9.8	37.2	42.7	-13	155.8
Adjustments to net income	24.0	27.1	74.8	56.6	+32	18.7
Change in working capital	0.1	5.0	55.5	43.0	+29	-6.2

Net cash provided by (used in) operating activities before interests and taxes	39.0	41.9	167.4	142.4	+18	168.3

Interests paid	-1.6	-1.9	-4.1	-5.6	-27	-7.6
Taxes paid	-5.5	-4.2	-21.0	-21.8	-4	-26.3

Net cash provided by (used in) operating activities	31.8	35.8	142.3	115.0	+24	134.3

Cash flow from investing activities
Acquired companies and businesses		-127.8	0.0	-127.8	-100	-128.1
Investments in other non-current assets	-3.0	-23.7	-11.3	-39.0	-71	-49.2
Proceeds from disposition of companies and businesses	-0.4	0.0	3.7	18.0	-79	137.7
Proceeds from sale of other non-current assets	9.4	0.6	12.3	3.0	+305	5.7
Increase (-), decrease (+) in short-term investments		0.2		0.2	-100	0.2
Increase (-), decrease (+) in other long-term investments	-0.2		-0.2	0.0		1.1
Professional fees related to combination agreement	-5.8		-22.3			-2.8

Net cash provided by (used in) investing activities	-0.1	-150.8	-17.7	-145.6	-88	-35.5

Cash flow after investing activities	31.7	-115.0	124.6	-30.6		98.8

Cash flow from financing activities
Dividends paid			-226.9	-28.9	+685	-28.9
Proceeds from issuance of common shares	0.2	0.2	0.2	0.9	-73	6.4
Increase (+), decrease (-) in short-term debt	-28.1	27.4	-43.5	38.2		53.1
Increase (+), decrease (-) in long-term debt	-1.2	101.9	118.4	26.7	+344	-95.5

Net cash provided by (used in) financing activities	-29.0	129.5	-151.8	36.8		-64.9

Net increase (+), decrease (-) in cash and cash equivalents	2.7	14.5	-27.2	6.2		33.9

Cash and cash equivalents at beginning of period	25.5	14.5	56.3	23.8	+137	23.8
Effect of exchange rate changes on cash	-0.2	0.0	-1.1	-0.9	+31	-1.4

Cash and cash equivalents at end of period	28.0	29.1	28.0	29.1	-4	56.3

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 10(12)

PER SHARE DATA	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR	2003	2002	%	2002

Earnings per share	1.03	0.94	+10	1.80
Diluted earnings per share	1.00	0.90	+11	1.74
Shareholders’ equity per share	9.38	11.06	-15	13.48
Adjusted average number of shares (in thousands)
Excluding diluting effect of stock options	48,301	47,969	+1	47,980
Including diluting effect of stock options	50,019	49,766	+1	49,744
Adjusted number of shares at the end of period (in thousands)	48,330	47,997	+1	48,039

NET SALES BY MARKET AREA	1-9/	1-9/	Change	1-12/
EUR million	2003	2002	%	2002

European Union	206.3	274.6	-25	382.5
of which Finland	6.8	70.3	-90	82.1
Rest of Europe	25.2	25.0	+1	37.8
North America	365.6	355.5	+3	532.2
Asia-Pacific	80.3	88.7	-9	123.4
Rest of the world	52.4	28.2	+85	50.7

Total	729.8	772.0	-5	1,126.7

AVERAGE NUMBER OF EMPLOYEES	1-9/	1-9/	Change	1-12/
	2003	2002	%	2002

In Finland	1,293	1,998	-35	1,886
Outside Finland	3,799	3,647	+4	3,764

Total	5,092	5,645	-10	5,650

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COMMITMENTS AND CONTINGENCIES	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR million	2003	2002	%	2002

On behalf of
Instrumentarium	41.4	28.0	+48	46.2
Pension commitments	0.2	0.2	+0	0.3

Total	41.7	28.2	+48	46.5

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

	Fair	Nominal	Fair	Nominal	Fair	Nominal
	value	value	value	value	value	value
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Dec. 31,	Dec. 31,
EUR million	2003	2003	2002	2002	2002	2002

Foreign exchange derivatives
Forwards	2.4	198.0	1.6	179.3	11.5	361.6
Options
Purchased	0.0	9.5	0.2	20.3	0.1	40.4
Written	-0.6	35.2	0.0	9.7	0.0	39.2
Interest rate derivatives
Options
Purchased			0.0	0.4

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

Statements other than historical facts made in this release are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or

STOCK EXCHANGE RELEASE 22/03 October 22, 2003 at 9.00 am 12(12)

declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2002 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422